NO ACT

PE
12-18-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008381

DIVISION OF
CORPORATION FINANCE

January 19, 2016

R.W. Smith, Jr.
DLA Piper LLP (US)
jay.smith@dlapiper.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 1-19-16

Re: T. Rowe Price Group, Inc.
Incoming letter dated December 18, 2015

Dear Mr. Smith:

This is in response to your letter dated December 18, 2015 concerning the shareholder proposal submitted to T. Rowe Price by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: T. Rowe Price Group, Inc.
Incoming letter dated December 18, 2015

The proposal provides that the board shall require that the audit committee request proposals for the audit engagement no less than every eight years.

There appears to be some basis for your view that T. Rowe Price may exclude the proposal under rule 14a-8(i)(7), as relating to T. Rowe Price's ordinary business operations. In this regard, we note that the proposal relates to the selection of independent auditors or, more generally, management of the independent auditor's engagement. Accordingly, we will not recommend enforcement action to the Commission if T. Rowe Price omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which T. Rowe Price relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 **F** 410.580.3266

December 18, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

We are counsel to T. Rowe Price Group, Inc. (the "Company") and, on behalf of the Company, we respectfully submit this letter and the enclosed materials in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed below, the Company received a stockholder proposal (the "Proposal") from Qube Investment Management Inc. (the "Proponent") for inclusion in the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "2016 Proxy Materials"). The Proposal directs the Company's Board of Directors to require the Audit Committee to request proposals for the Company's audit engagement at least once every eight years.

The Company believes the Proposal may be properly excluded from the 2016 Proxy Materials pursuant to: (i) Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to demonstrate that it is eligible to submit the Proposal and (ii) Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2016 Proxy Materials for the reasons discussed below.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), we have submitted this letter and the related materials to the Commission via e-mail to shareholderproposals@sec.gov.



A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2016 Proxy Materials.

The Company currently intends to file its definitive 2016 Proxy Materials with the Commission on or about March 14, 2016.

THE PROPOSAL

PROPOSAL — Request for Proposals for the Audit Engagement

RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

The letter submitting the Proposal is attached as Exhibit A.

Background

The Proponent submitted the Proposal by courier on November 4, 2015 (as evidenced by the postmark on the UPS shipping label included with Exhibit A), and the Company received the Proposal on November 5, 2015. The submission included a letter from National Bank Correspondent Network ("NBCN") dated October 28, 2015, indicating that as of October 28, 2015, the Proponent, through its clients, has continuously owned no fewer than 273 shares of the Company.

On November 17, 2015, within 14 days of receiving the Proposal, the Company sent a letter (the "Deficiency Notice") to the Proponent by UPS notifying the Proponent of the need to provide proof of the Proponent's ownership of the requisite amount of the Company's common stock for at least one year as of November 4, 2015 (the date of submission of the Proposal). The Deficiency Notice also asked the Proponent provide evidence that it was authorized to submit a shareholder proposal on behalf of its clients and represent that it intends to continue to hold the shares through the date of the 2016 annual meeting of shareholders. A copy of the Deficiency Notice is attached as Exhibit B.

We received a letter from the Proponent dated November 19, 2015 disagreeing with the procedural defects identified in the Deficiency Notice. A copy of the letter is attached hereto as Exhibit C.

I. The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to demonstrate that it is eligible to submit the Proposal.

A. The Proponent failed to demonstrate that it continuously held the requisite amount of the Company's securities for a one-year period prior to the submission of the Proposal.



The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that:

> In order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [a stockholder] submit[s] the proposal.

The Proponent submitted the Proposal to the Company on November 4, 2015. Included with the Proposal was a letter from NBCN dated October 28, 2015, indicating that as of October 28, 2015, the Proponent held 273 shares of the Company's common stock. In Staff Legal Bulletin No. 14F (October 18, 2011), the Staff noted that a common error in establishing eligibility is that the proponent's statement "speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted." (emphasis in original). The verification letter from NBCN confirms that the Proponent owned the requisite number of Company shares on a date (October 28, 2015) that was earlier than the date that the Proponent submitted the Proposal (November 4, 2015). Accordingly, the letter from NBCN fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the Proposal.

Following receipt of the Proposal, the Company advised the Proponent in the Deficiency Notice that its submission was deficient for failure to provide proof of continuous ownership of the Company's stock for the time period required by Rule 14a-8(b). This written notice to the Proponent provided the Proponent ample opportunity to remedy that deficiency. In a letter dated November 19, 2015, the Company received additional information from the Proponent. This information did not provide proper support that the Proponent has continuously held the requisite amount of securities for a one-year period through the date on which the Proposal was originally submitted.

The Proponent's attempt to verify its eligibility to submit the Proposal does not satisfy the holding period requirements because it speaks as of a date preceding the date on which the Proposal was submitted, leaving a gap between the date of the eligibility verification and the submission date. Because the Proponent failed to provide satisfactory proof of continuous ownership of the Company's stock for a period of one year up to and including November 4, 2015, the Proposal submitted by the Proponent may be excluded under Rule 14a-8(f).

B. The Proponent failed to provide a written statement of intent to hold the requisite securities through the date of the Company's 2016 Annual Meeting.

In addition to failing to provide proof of ownership of the Company's securities for at least one year as of the date of submission of the Proposal, the Proponent also failed to provide a



satisfactory written statement of intent to hold the requisite number of the Company's shares through the date of the Company's 2016 Annual Meeting as required by Rule 14a-8(b)(2).

In Staff Legal Bulletin No. 14 (July 13, 2001), the Staff confirmed that a shareholder "must provide this written statement [of intent] regardless of the method that the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." The Staff has permitted exclusion of a proposal submitted by an investment advisor on behalf of client investment funds where the investment advisor rather than the client funds provided a written statement of intention to hold company securities through the date of the annual meeting. *See Energen Corporation (Calvert)* (Feb. 22, 2011). In *Energen*, the Staff reasoned that "although [the investment advisor] may have been authorized to act and speak on behalf of the shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions."

The Proponent's authority here is the same as that of the investment advisor in *Energen*. The Company common stock on which the Proponent relies to establish its eligibility to submit the Proposal is owned by the Proponent's clients, in their own names, and not by the Proponent. Rule 14a-8(b) specifically requires that the owner of the voting securities must state that it intends to hold such securities through the date of the annual meeting of shareholders. While the Proponent has authority to make determination of whether to hold the shares under its investment management agreements, it cannot provide a commitment to hold such shares through the 2016 Annual Meeting because each of the Proponent's clients has the ability under its respective investment management agreement to terminate such investment management agreement upon ninety (90) days prior written notice to the Proponent as a portfolio manager. While the Proponent has represented that it intends to hold its clients' securities through the date of the Company's annual meeting, it is not the Proponent's representation that is required by Rule 14a-8(b)(2). Instead, the owners of the Company's securities need to provide the representation, and they have not done so. In light of the foregoing, the Proposal submitted by the Proponent may be excluded under Rule 14a-8(f)(1).

C. *The Proponent does not have an economic interest in its client managed accounts, nor does it have the authority to submit the proposal on behalf of its client managed accounts.*

The Staff has made clear that, to be a "shareholder" who has continuously "held" the requisite amount of securities to be eligible to submit a proposal, a person must have an economic interest in the securities that provide the basis for eligibility. The Staff has explained that the purpose of this requirement is to ensure that the proponent has an "economic stake or investment interest in the corporation." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). Accordingly, the Staff has permitted exclusion of proposals submitted by investment advisors who based their eligibility on securities held in client accounts of which the advisor was beneficial owner for purposes of Section 13(d) of the Exchange Act but in which the advisor had


DLA PIPER

no economic stake. *See Chesapeake Energy Corporation* (Apr. 13, 2010); and *The Western Union Company* (Mar. 4, 2010). In each of these letters, the Staff rejected the investment advisor's argument that it met the eligibility requirement of Rule 14a-8(b) by beneficially owning securities consistent with Section 13(d) of the Exchange Act (i.e., by having voting or investment power over the securities). In each case, the Staff concurred that a proposal submitted by the investment advisor was excludable under Rule 14a-8(f) because the advisor "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts."

As in the letters cited above, the Proponent has offered no proof that it has any economic interest in the shares of the Company's common stock held in the client accounts it manages. Because the Proponent merely manages securities owned by and held in the names of its clients, the Proponent does not have an economic interest in the securities sufficient to establish that the Proponent is a "shareholder" eligible to submit the Proposal.

The Proponent submitted the Proposal in its own right, based on its clients' purported ownership of the Company's common stock, and not on behalf of any one or more of its clients. Even if the Proponent had purported to be acting on behalf of its clients, the Proponent failed to offer any evidence that its clients had authorized it to submit the Proposal. The Deficiency Notice requested the Proponent to provide evidence of its authority to submit the Proposal on behalf of its clients' accounts, and the Proponent failed to do so.

The Staff has permitted exclusion under Rule 14a-8(b) of proposals submitted by investment advisors based on securities held in client accounts in the absence of proof that the investment advisor was authorized to submit proposals on behalf of its clients. *See Chesapeake Energy Corporation* (Apr. 13, 2010); *Western Union Company* (Mar. 4, 2010); and *Western Union Company* (Mar. 4, 2008).

For an investment advisor to be permitted to submit proposals on behalf of clients (where the advisor has no economic interest in its clients' shares of company stock), the advisor must demonstrate that its clients delegated to it authority to submit proposals on their behalf. *See Smithfields Foods, Inc.* (Jun. 24, 2010). In *Smithfields Foods, Inc.*, the investment advisor submitted a proposal on behalf of an investment fund for which it served as investment advisor. The Staff stated that the proposal was not excludable because the investment advisory agreement between the investment advisor and the fund, as well as the investment advisor's proxy voting guidelines, clearly established that the fund had delegated to the advisor the authority to submit the proposal on the fund's behalf.

Here, nothing in the Proponent's submission establishes that the Proponent has the authority to submit the Proposal on behalf of its clients. A self-serving statement from NBCN, the custodian of the client accounts managed by the Proponent, provided at the request of the



Proponent that it has been "set up with the authority to submit shareholder proposals" does not establish that the Proponent's clients have in fact granted such authority.

Since the Proponent is not a shareholder eligible to submit the Proposal in its own right and does not have the authority to submit the Proposal on behalf of its clients, the Proposal was not submitted by or on behalf of a shareholder meeting the eligibility requirements of Rule 14a-8(b). Because the Company properly notified the Proponent of these defects, and the Proponent failed to cure them, the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1).

II. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For the reasons set forth below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may exclude the Proposal on that basis.

The Proposal requires that the Audit Committee request proposals for the engagement of the independent auditor at least once every eight years. This clearly relates to the Audit Committee's management of the engagement of and relationship with the Company's independent registered public accounting firm, and therefore relates to ordinary business matters that are inappropriate matters for the consideration of the Company's stockholders. It is well established that proposals relating to the selection and engagement of, and management of the relationship with, a company's independent registered public accounting firm address matters relating to a company's ordinary business operations, and are therefore are generally excludable under Rule 14a-8(i)(7). In numerous no-action letters, the Staff has repeatedly permitted the exclusion of shareholder proposals relating to the management of the auditor selection process on the basis that such proposals relate to ordinary business matters. *See Computer Sciences Corporation* (May 3, 2012, reconsideration denied June 26, 2012) (stating that "[p]roposals concerning the selection of independent auditors or, more generally, management of the



independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)."). *See also, See McKesson Corporation* (May 3, 2012).

The task of seeking proposals for the Company's audit engagement requested in the Proposal relates exclusively to the Company's management, through the Audit Committee, of the engagement of and relationship with the independent registered public accounting firm, which clearly involves an ordinary business matter. In this regard, Rule 10A-3 under the Exchange Act requires that:

> The audit committee of each listed issuer, in its capacity as a committee of the board of directors, must be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee.

As required by Section 10A(m) of the Exchange Act, Rule 10A-3 under the Exchange Act and the listing rules of the Nasdaq Stock Market ("Nasdaq"), the charter of the Company's Audit Committee provides that the Audit Committee has oversight responsibilities with respect to, among other things, the Company's retention of its independent registered public accounting firm, including its appointment, compensation, performance, qualifications and independence. The Audit Committee's oversight of the independent registered public accounting firm explicitly extends to periodically considering whether the independent registered public accounting firm should be rotated and the advisability and potential impact of selecting a different independent registered public accounting firm, among other responsibilities. These considerations by the Audit Committee include decisions on the method, timing and advisability of seeking requests for proposals for the Company's audit engagement.

The Proposal seeks to mandate a periodic evaluation of the Company's independent registered public accounting firm, and in so doing, seeks to "micro-manage" the Company by, as noted in the 1998 Release, "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Company's stockholders, as a group, have no authority to manage or monitor the Company's engagement of or relationship with its independent registered public accounting firm. Because the Audit Committee is responsible, both by law and pursuant to its charter, for the appointment, oversight and evaluation of the independent registered public accounting firm, the matters addressed by the Proposal are not appropriate matters for stockholder oversight. In addition, the Company's stockholders, as a group, are not in a position to best judge how the relationship with the independent registered public accounting firm is to be managed, because they do not



collectively have the same level of expertise and insight into the appointment, oversight and evaluation of the independent registered public accounting firm as do the members of the Audit Committee, all of whom must be financially literate and at least one of whom must have accounting or related financial management expertise in accordance with Section 5605(c)(2)(A) of the Nasdaq listing rules, and at least one of whom qualifies as an "audit committee financial expert," as defined under Item 407(d)(5)(h) of the Commission's Regulation S-K.

Finally, as evidenced by the Staff's position on previous auditor rotation proposals, the selection and management of independent registered public accounting firm does not present a significant social policy issue that would override the ordinary business aspect of such decisions. As a result, consideration of issues regarding the engagement of the Company's independent registered public accounting firm should be left to the Company, its Board of Directors and the Audit Committee to be handled in the ordinary course of business.

Based upon the precedent established in the Staff's no action letters set forth above and the facts provided in this letter, the Company believes that the Proposal may be excluded from the Company's 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because it involves the management of the independent registered public accounting firm's engagement.

Conclusion

For the reasons contained in this letter and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from the 2016 Proxy Materials. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2016 Proxy Materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

DLA PIPER LLP (US)

cc: Ian Quigley, Qube Investment Management Inc. (ian@qubeconsulting.ca)
David Oestreicher, T. Rowe Price Group, Inc. (David_Oestreicher@troweprice.com)
Pamela Conover, T. Rowe Price Group, Inc. (Pamela_Conover@troweprice.com)

EXHIBIT A

INITIAL SUBMISSION


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October 28, 2015

David Oestreicher, Corporate Secretary
T. Rowe Price Group Inc.
100 E. Pratt Street
Mail Code BA-1020
Baltimore, MD 21202

RE: Independent Shareholder Proposal

Dear Mr. Oestreicher:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 150 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients invest based on quality of earnings and social responsibility. We are proud shareholders and intend to keep holding our share positions through to the Annual General Meeting of Shareholders and beyond.

Through the investment management agreement (IMA) with all of our clients, they authorize us to complete proxy voting responsibilities on their behalf. This relationship has been confirmed in our custodial letter, and we also attach an example of our IMA for your review. Should you wish a copy of our proxy voting policies, we would also be happy to share.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal to our fellow shareholders for consideration at the upcoming Annual Shareholder's meeting:

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

PROPOSAL – Request for Proposals for the Audit Engagement

RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

SUPPORTING STATEMENT

While the concept of auditor rotation is less common in North America, the European Union has moved forward with audit rotation rules and regulations. Some European countries, including Holland, have adopted even more assertive audit rotation measures than the EU. The annual audit provides the public with additional assurance (beyond management's own assertions) that a company's financial statements can be relied upon. This has important implications for investors, on their comfort level when making investment decisions and the return they expect on their capital. We have been unable to confirm a change in the audit partner at T. Rowe Price since 2001.

It has been reported that over a third of the companies in the Russell 1000 index have auditors holding their position for more than 20 years. Qube Investment Management believes that excessive tenure creates a potential conflict of interest that is not in the shareholder's best interest. Over time, there is risk that the auditor will become conflicted maintaining a good relationship with its client (management) while working to fulfill the duty to rigorously question the corporate financial statements on behalf of shareholders.

Opponents to audit rotation assert that audit quality could be temporarily compromised due to the disruption of an auditor change. According to Eumedion (a European Corporate Governance Forum), this has not been the general experience in Europe. In fact, the opposite was found, with a number of companies postponing annual reports, reportedly due to the severity of the new external auditor. Further, Qube Investment Management believes a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm.

Some fear that first-year audit fees could escalate by as much as 20% under a policy of mandatory rotation. In Europe, it has been reported that the majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs its cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight will increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

****

We would be happy to attend the shareholder's meeting to communicate this proposal in person, if required. Please advise should you require anything else from us. Thank-you for facilitating the opportunity for valuable dialogue amongst shareholders.

Best regards,



Ian Quigley, MBA
Senior Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



NATIONAL
BANK

CORRESPONDENT
NETWORK

Oct 28 2015

To whom it may concern:

This letter is provided at the request of Qube Investment Management Inc., an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients.
Please accept this letter as confirmation that as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014. A minimum of $2,000 was held continuously for a period of over 13 months.

The below shares referenced are registered in the name of NBCN INC a DTC participant (DTC No 5008).

Company Name	**CUSIP**	**# of Shares**
Bank of Nova Scotia (BNS)	064149107	280
Eaton Corporation Plc (ETN)	G29183103	310
United Technologies Corporation (UTX)	913017109	316
T. Rowe Price Group, Inc. (TROW)	74144T108	273
Praxair, Inc. (PX)	74005P104	300
National Bank of Canada (NA)	633067103	390
United Parcel Service, Inc. (UPS)	911312106	200
3M Company (MMM)	88579Y101	135
Baxter International Inc. (BAX)	071813109	280

I hope you find this information helpful. If you have any issues regarding this issue please feel free to contact me by calling at 416 507 9519, or reach me by email at Tahiyeh.sheraze@nbc.ca.

Sincerely

Tahiyeh Sheraze

Tahiyeh Sheraze
Service Coordinator
Toll Free: 1 844 451 3505 ext 79519
T:416-507-9519
F: 416-542-2380
tahiyeh.sheraze@nbc.ca

National Bank Correspondent Network
130 King Street West, Suite 3000, M5X 1J9 Toronto On


QUBE

QIM Investment Management Agreement ("IMA")

This Agreement, effective as of the 28th day of May, 2012 in the Province of Alberta,

between:

The Investment Accounts of: Ian Quigley ('You' or 'Your')

-AND-

Qube Investment Management Inc. ('QIM')

ENGAGEMENT OF QIM. This Investment Management Arrangement ("IMA") applies to all accounts held in custody at National Bank Correspondent Network (NBCN) and managed by QIM. You are engaging QIM to provide, and QIM agrees to provide to you, portfolio management services on the following terms and conditions:

QIM'S COMMITTMENT
QIM will provide investment management services in respect of your portfolio of securities and/or cash under its management (the "Account") on the following basis:

- QIM will review your financial affairs and, based upon the information provided by you (which may include information about family members or related entities), will gain an understanding of your investment profile and your objectives in respect of the Account (and specified related accounts). QIM will prepare summary notes and/or an Investment Policy Statement (IPS) that form the basis for a trade plan and, pending completion of the trade plan, may deposit assets into the Account in short term securities or other assets and investments as deemed appropriate. Upon completion of the trade plan, QIM will implement the plan unless you have otherwise instructed QIM not to do so in writing;

- As a Portfolio Manager and, by virtue of the authority granted by this agreement, QIM may and will act on your behalf without requiring continual approval to do so;

- QIM will continue to monitor, maintain, and when deemed necessary, revise or refine the investment plan, in order to keep it on track with your needs and objectives and within the constraints of your Investment Policy Statement (IPS);

- QIM will review the plan and your investments with you, on a regular basis, as frequently as mutually agreed upon or QIM may consider appropriate, but no less than once per year;

- QIM will provide you with a written report (the "Quarterly Report") following each quarter during the term of this Agreement; In addition to our report, your custodian will provide you with a regular statement outlining your holdings and account activity;


QUBE

- QIM will exercise the care and skill expected of a prudent portfolio manager, and will exercise its powers and duties in good faith and in accordance with its best judgment, provided that it will not be liable for any loss suffered as a consequence of any action taken or omitted by it except loss resulting from its own or its employees' gross negligence, wilful misconduct or lack of good faith.

WHAT QIM REQUIRES FROM YOU

Accuracy of Information. You confirm the accuracy and completeness of the personal information disclosed to QIM from time to time, and acknowledge that such information will be relied upon by QIM in providing portfolio management services to you. You further agree and undertake to disclose to QIM in writing, on a timely basis, any material changes that occur from time to time with your financial affairs, investment profile or objectives;

Required Information. Prior to opening your account QIM and the Custodian will require certain personal information from you including details of your risk capacity and tolerance. This information will require annual updating;

Establishment of Custodial Contract. You will establish the Account with National Bank Correspondent Network (NBCN) (the "Custodian" or "National Bank" or "NBCN") satisfactory to QIM on such terms and conditions that as are agreed between you and the Custodian. You agree to execute all documentation required by the Custodian with respect to establishing the Account, and to forward to the Custodian funds and/or securities to establish the Account. The Account will be held by the Custodian in trust or in a custodial agency capacity for you, pursuant to the terms of the document(s) executed by you and the Custodian;

Authorization. You direct and authorize QIM to exercise its discretion as portfolio manager in determining appropriate trades for the Account, and to arrange for the effecting of trades of securities for the Account, on behalf of you, on the basis of such determination.

Fees for Investment Management Services. The "Fee Based" account(s) is a discretionary account structure that allows the client to pay for financial advice and services with a regular fee, rather than paying commissions. Clients pay a pre-determined fee that is charged on a monthly basis throughout the year. The Investment Management Fee will be calculated either:

- In accordance with the Fee Schedule disclosed below, which may be amended by QIM upon ninety (90) days written notice to you, based upon the net asset value of the Account as at the close of business on the last day of the immediately preceding calendar month, exclusive of applicable brokerage commissions and custodial/administrative fees; or
- As you and QIM may agree.

You direct and authorize the investment management fees payable to QIM hereunder to be withdrawn, when due, from the Account or from any other account in respect of which you and QIM have entered into an Investment Management Agreement. The Investment Management Fees may also be payable by way of payment made directly to QIM.

In addition to these fees, you also pay fees to NBCN for transactional services, which are attached to this agreement (NBCN Fee Schedule), and may be detailed based on account type.


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Fee Schedule. The investment management fee is a flat fee, charged monthly, based on your total asset's under administration not subject to exclusion as follows:

Portfolio Size:	QIM:	NBCN Custodial Fee:
$75,000-150,000	1.65%	.05%
$150,000-500,000	1.45%	.05%
$500,000-$1,000,000	1.3%	.05%
$1,000,000-$3,000,000	0.9%	.05%
$3,000,000-$5,000,000	0.8%	.05%
$5,000,000+	Negotiable	Negotiable

Exclusions. QIM will NOT charge the Investment Management Fee on term certificates or on mutual funds (mutual funds that pay a service commission). In other words, we will not allow an undisclosed situation where we earn double compensation (investment management fee plus other fees or commissions).

QIM and QBC. Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Confidentiality. Unless authorized by you, QIM agrees not to disclose or appropriate to its own use, or to the use of any third party at any time during or subsequent to the term of this Agreement, any of your confidential information of which it becomes informed during such period, except as required in connection with QIM's performance of this Agreement, or as otherwise provided herein, or as required by a court or governmental authority. Unless instructed otherwise in writing, QIM may disclose such information to any of:

- The representative or firm responsible for referring you to QIM;
- Other account holders in any group of accounts of which the Account is a member and which are managed as a group by QIM;
- The Custodian of your Account and any third party that provides accounting, record keeping or other client-related administrative services; and
- Such other third party as you may agree in writing.

Term. The term of this Agreement will commence on the date hereof and will continue until terminated by either QIM or you upon ninety (90) days prior written notice to the other party. For greater certainty, receipt by QIM and/or the Custodian of acceptable account transfer documentation, whether written or


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electronic, may, in the sole discretion of QIM be deemed to constitute effective written notice of termination of this Agreement. You retain the right to cancel this Agreement at any time upon ninety (90) days written notice as described in this clause.

Death or Incapacity. This Agreement will continue in full force and effect notwithstanding your death or incapacity, and in such circumstances, QIM will continue to have the obligations and authority provided herein until this Agreement is terminated upon ninety (90) days written notice by your personal representative.

Termination. This Agreement can be terminated upon ninety (90) days written notice by yourself or your personal representative.

Fairness in Allocations. QIM confirms that in the event that securities are purchased for the accounts of more than one client of QIM and an insufficient number of securities are available to satisfy the purchase order, the securities available will be allocated to the extent possible pro rata to the size of your accounts taking into consideration your investment plan.

Referral Fees. You acknowledge that QIM may pay a portion, of the fees which it receives pursuant to this Agreement to another person, firm or corporation in consideration for having referred you to QIM, and that you consent to the payment of such a fee by QIM. It is illegal for the party receiving the fee to trade or advise in respect of securities if it is not duly licensed or registered under applicable securities legislation to provide such advice. Separate or additional disclosure of referral fee arrangements may be provided where appropriate, or where required by law.

Voting Securities. You direct and authorize QIM to exercise in its sole discretion, on behalf of you, any voting rights attached to any of the securities in the Account. QIM will ensure that your securities will be voted in a manner most in your best interests, and in accordance with our proxy voting policy, which is available upon request.

Sharing of Information. New federal and provincial legislations require that clients are informed, and approve, of what happens to personal information that is held by a third party. The purpose of this legislation is to protect personal information collected, and preserve client privacy. As you are aware QIM Benefit Consulting Inc. (QBC) provides financial planning services while QIM manages your investments. We believe that we can properly help you achieve your goals only if we are aware of your financial situation in its entirety. Allowing us to share this information between these affiliated companies enables us to, for example, develop a comprehensive financial plan, or recommend tax-planning strategies. By signing this agreement, you agree to the sharing of information with respect to your Account, between QBC and QIM.

Leveraging. Using borrowed money to finance the purchase of securities involves greater risk than a purchase using cash resources only. If you borrow money to purchase securities, your responsibility to repay the loan and pay interest as required by its terms remain the same even if the value of the securities purchased declines.



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ELECTRONIC DELIVERY OF DOCUMENTS

From time to time, QIM may electronically delivery documents relating to your Account. The types of documents, which may be delivered electronically, are:

- Quarterly and Ad Hoc Client Statements;
- Quarterly Newsletter and mailings;
- Client agreements and related documents; and
- Other Client Communication at Manager's discretion.

Access to internet email is required to access documents electronically and it is the client's responsibility to notify QIM and ensure confirmation of the notification of a changed or cancelled email address. Documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF) or other commercially available software. All clients have the right to request a paper copy of any documents delivered electronically at no cost. Your consent for electronic delivery may be revoked or changed, including any change in the election mail address to which documents are delivered at any time by notifying QIM of such revision or revocation.

DISPUTE RESOLUTION

We have created a process for dealing with complaints that we believe is both effective and efficient. We expect every QIM employee who receives a customer complaint to take ownership, and ensure that the complaint is resolved quickly. If you have a complaint, we encourage you to follow the complaint procedure outlined here.

- In most cases, a complaint is resolved simply by telling us about it. You should be able to get swift results by talking to our employees.

- If the problem is not resolved to your satisfaction, you can contact QIM's Chief Compliance Officer – Ian Quigley, 780-463-2688 ian@qubeconsulting.ca or in writing to 200, 9414 94 Street, Edmonton AB T6C 3P4.

- Failing to obtain resolution above, we are happy to offer a dispute resolution service at our cost.

You may also wish to contact our outside legal and regulatory counsel.

- Regulatory: David McKellar, CA. Calgary, AB. Phone (403) 465.3077. Email: david@davidmckellar.com.

- Legal: Don Campbell, LLB. 257 Wharton Blvd., Winnipeg MB R2Y0T3. Phone (204) 885-1053. Email: dc.law@shaw.ca.

THE LEGALITIES

Limitation of Liability. You release QIM from liability in respect of the appointment of the Custodian, including but not limited to any loss or damage that may result from the failure of the Custodian to settle or to cause to be settled trades of securities on the basis of instructions given by QIM.


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Assignment. Subject to these terms, you may not sell, assign, transfer or hypothecate any rights or interest created under this Agreement or delegate any of its obligations or duties under this Agreement without the prior written consent of QIM. Any prohibited assignment or delegation without such consent will be void.

Further Assurances. The parties hereto agree to perform any further acts and to execute and deliver any further documents, which may be necessary or appropriate to carry out the purposes of this Agreement.

Severability. If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, such enforceable, invalid or illegal provisions will not affect the remainder of this Agreement.

Entire Agreement. The parties agree that this Agreement (along with any addenda) constitutes the entire and exclusive agreement between them pertaining to the subject matter contained in it and supercedes all prior or contemporaneous agreements, oral or written, conditions, representations, warranties, proposals and understandings of the parties pertaining to such subject matter.

Laws. Except as required by applicable securities law or as otherwise provided in this Agreement, this Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, will be governed by the laws of the Province of Alberta. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover from the other party or parties hereto reasonable lawyers' fees and other costs incurred in connection with that action or proceeding in addition to any other relief to which such party or parties may be entitled.

Enurement. The provisions of this Agreement enure to the benefit of and are binding on the successors and permitted assigns of each of the parties.

Waiver. Failure of either party to insist upon strict compliance with any of the terms, covenants and conditions hereof will not be deemed a waiver or relinquishment of any similar right or power hereunder at any subsequent time or of any other provision of this Agreement.

Amendment. The terms of this Agreement may be amended by QIM upon ninety days written notice.

English Language. It is the express wish of the parties that this Agreement and all documents, notices and other communications relating to the operation of the Account be in English. Il est de la volonte expresse des parties que ce contrat et tous les documents, avis et autres communications qui concement l'operation du Compte soient rediges en langue anglaise.

Notices. Any notices required or permitted to be given to You under this Agreement will be sufficient if in writing and if sent by prepaid mail to your last known address on file with QIM. Any written notice given by you to QIM under this Agreement will be sent to its head office address, which is:

- 200, 9414 – 91 Street, Edmonton, Alberta, T6C 3P4.

Your signature below indicates your approval and acceptance of:



- Your consent to share your personal information within our affiliate QBC and your receipt of our privacy policy attached hereto in "Addendum A";
- Acceptance of this Investment Management Agreement, its terms and conditions including the custodial transaction and fee schedule;
- The receipt of your Investment Policy Statement (IPS) and your acknowledgement it was explained to your satisfaction.
- Your receipt and understanding of the "Relationship Disclosure" hereto in "Addendum B";
- Your acceptance of electronic delivery of documents to the email address noted below:

You may withdraw your consent for the sharing of information at any time by contacting the QIM Privacy Officer at (780) 463-2688-5382 or by email at ian@qubeconsulting.ca



Client

ian@qubeconsulting.ca

Email Address for Electronic Delivery

Joint Applicant or Spouse

Email Address for Electronic Delivery



Ian Quigley, MBA Per: Qube Investment Management Inc.


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Addendum A: Qube Investment Management Privacy Policy

The Purpose of Our Privacy Policy
In keeping with our mission to provide personalized investment strategies designed to meet the wealth objectives of you and your family, with an absolute commitment to honesty and integrity, Qube Investment Management Inc. (hereafter called "QIM") has drafted this document to inform you how we safeguard the information you provide to us.

Safeguarding your confidentiality and protecting your personal and financial information has always been fundamental to the way we conduct our business. We have always been committed to maintaining the accuracy, confidentiality, and security of your personal and financial information. As part of this commitment, we have established this Privacy Policy Document to govern our actions as they relate to the use of the information you provide to us.

The Purposes for Collecting Personal Information
We are in the business of maintaining a long-term relationship with you. We recognize that an important aspect of our relationship is having comprehensive knowledge of you and your needs. Knowing more about your family, the assets you hold elsewhere, your financial goals, retirement plans, tax situation, trusts, will and estate plans, etc., ensures that we thoroughly understand your goals and objectives. It also helps us identify your financial needs, and enables us to recommend investment solutions that can help you realize your goals and manage your financial affairs more effectively.

QIM will identify the purpose(s) for which your personal information is collected. The purpose(s) will be identified before or at the time the information is collected. The primary type of information is personal and financial information. We use your personal and financial information to communicate with you, process applications and effectively provide the services you have requested. The better we know you, the better we can help you achieve your financial goals.

Accountability
QIM is responsible for maintaining and protecting your information under our control. This includes information in our physical custody or control, as well as personal information that has been transferred to a third party as part of our ongoing business operations. To ensure accountability, we have a designated Privacy Officer who is accountable for our company's compliance with this privacy policy.

Consent of the Individual
Your knowledge and consent are required for the collection, use or disclosure of your information except where required or permitted by law. We will not ask for your consent unless we have made a reasonable effort to inform you of the purposes for which we will be collecting, using and/or disclosing your personal information.

Your consent may be expressed in writing or be implied and you may give it to us verbally, electronically, or through your authorized representative. You may withdraw your consent at any time by contacting QIM's designated Privacy Officer. If consent were to be revoked or withdrawn, QIM may be unable to provide certain services.

Limits on Collection
The information we obtain from you will be limited to those details required by QIM to conduct our business effectively. This information will always be collected by fair and lawful means.

The type of information we usually collect and maintain in your client file may include:

1. Personal


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Information provided on personal account applications or other forms such as names, mailing addresses, telephone numbers, email addresses, social insurance numbers, dates of birth, photocopy of driver's license or passport, employment information, spousal information, beneficiary information, estate planning, financial and net worth information as well as banking details. Information about investments and previous investment experience, assets and types of accounts currently held, and transactions, such as account balances, trading activity, margin loans and payment history.

2. Corporate
Information provided on corporate account applications or other forms such as, corporation name, corporation mailing address, corporation phone number, corporate email address, Name(s) of Owner(s), Officer(s) and Director(s) of the corporation, Articles of Incorporation, CCRA business number, trading resolutions, history of the company and any restrictions on the corporation, if it is publicly held. In addition, we will collect the same types of information we obtain from our personal clients for each director or officer of the corporation.

Limits on Use, Disclosure and Retention
Your personal information collected by QIM will not be used or disclosed for purposes other than those for which it was collected, except with your informed consent or as required by law. This information will be retained as long as necessary for the fulfillment of those purposes.

We only use your personal information for the purposes that we have disclosed to you. If for any reason your information is required to fulfill a different purpose, we will notify you and ask you for your consent before we proceed.

As a condition of their employment, all employees of QIM are required to abide by a Code of Ethics and Standards of Professional Conduct and the Privacy Policy we have established. In addition, all employees must abide by all applicable laws and regulations. Our employees are aware of the importance of protecting your privacy and confidentiality and they are required to sign a code of conduct that prohibits the disclosure of your information to unauthorized individuals or parties. To reinforce their understanding and commitment to upholding client privacy and confidentiality, employees periodically receive updates about our privacy policies.

Unauthorized access to and/or disclosure of your personal information by an employee of QIM is strictly prohibited. All employees are expected to maintain the confidentiality of your personal information at all times and failing to do so will result in appropriate disciplinary measures, which may include dismissal.

QIM sometimes contracts with outside organizations to perform specialized services such as custody of securities and record keeping. Our trusted service suppliers may at times be responsible for processing and handling some of the information we receive from you. When we contract our suppliers to provide these specialized services, they are given only the information necessary to perform those services. Additionally, they are prohibited from storing, analyzing or using that information for purposes other than to carry out the service they have been contracted to provide. Our specialized service suppliers are bound by strict contractual obligations that have been designed to protect the privacy and security of our clients' personal information. As part of our contract agreements, our suppliers and their employees are required to protect your information in a manner that is consistent with the privacy policies and practices that QIM has established.

However, from time to time, you the client may wish others to have access to your information. Unless otherwise notified, we assume your accountant (accounting firm) and/or lawyer (law firm) will be authorized to access relevant information on your file for legal and/or tax planning purposes.

Safeguarding Customer Information
QIM will ensure that your personal information will be protected by security safeguards against loss or theft, unauthorized disclosure, copying, use or modification. These safeguards will be appropriate to the sensitivity level of the information. We safeguard your personal information by using state-of-the-art technologies and maintain


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current security standards to ensure that all your personal and financial information is protected against unauthorized access, disclosure, inappropriate alteration or misuse.

We manage our server environment appropriately and our firewall infrastructure is strictly adhered to. Our security practices are reviewed on a regular basis and we routinely employ current technologies to ensure that the confidentiality and privacy of your information is not compromised.

Openness
QIM will make **readily available all** relevant information about our policies and practices relating to the management of your personal information. We believe that openness and transparency are essential to ensure your trust.

Accuracy
At QIM, the investment decisions we make are often based on the information we have in our files. Therefore, it is important that your personal and financial information is accurate and complete. To help us keep your personal information up-to-date, we encourage you to amend inaccuracies and make corrections as often as necessary. Despite our best efforts, errors sometimes do occur. Should you identify any incorrect or out-of-date information in your file(s), we will make the proper changes and provide you with a copy of the corrected information. Where appropriate, we will communicate these changes to other parties who may have unintentionally received incorrect information from us.

Access
Upon request, you shall be informed of the existence, use and disclosure of your personal information, and shall be given access to it. You may challenge the accuracy and completeness of their information, and may request that it be amended, if appropriate.

To make a change to your personal contact information contained in your file, please call us at 780-463-2688 or contact our Privacy Officer at same, privacy@qubeconsulting.ca or at:

- Qube Investment Management Inc., 200, 9414-91 Street, Edmonton, AB T6C 3P4

Updating this Policy
Any changes to our privacy policy and information handling practices shall be acknowledged in this policy in a timely manner. We may add, modify or remove portions of this policy when we feel it is appropriate to do so.

Conflict
Should there be a conflict between any other QIM document or policy and this Policy, this Policy shall prevail.


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Addendum B: Qube Investment Management Inc. ('QIM') Relationship Disclosure

Overview

It is important that clients understand what parties are involved in their accounts and how these parties are related to each other. The purpose of this disclosure is to clarify the parties related to your account.

Your Portfolio Manager

Qube Investment Management Inc. (QIM) is the registered portfolio manager on your account. QIM is irrevocably liable to you, and will continue to be liable to you, for the acts and omissions of your investment advice relating to your investment account. QIM will be responsible for determining the suitability of your investments relative to your Investment Policy Statement (IPS) and insuring the appropriate supervision is preformed for all trading activity in your account.

Your Custodian

National Bank Correspondent Network (NBCN) is the custodian of your account. In this regard and, for accounting and regulatory purposes, you are also a client of NBCN. With respect to any transactions on your account, NBCN is responsible for trade execution and settlement, custody of cash and securities, the preparation of confirmation and account statements and the financing of any account positions.

Our Affiliate Qube Benefit Consulting ("QBC")

Your Portfolio Manager **under this agreement** (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

EXHIBIT B

DEFICIENCY NOTICE



DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. Smith, Jr.
Jay.Smith@dlapiper.com
T 410.580.4266 **F** 410.580.3266

November 17, 2015

via UPS
Ian Quigley, MBA
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4
Fax: 780-450-6582
ian@qubeconsulting.ca

Dear Mr. Quigley,

We are counsel to T. Rowe Price Group, Inc. (the "Company"). We have received the proposal you submitted for the Company's 2016 Annual Meeting of Stockholders on behalf of Qube Investment Management Inc. ("Qube"). The Company received the proposal on November 5, 2015.

Rule 14a-8(b) requires Qube to provide, within fourteen days of receipt of this notice, proof that it is eligible to submit a proposal. We note that your submission is dated October 28, 2015, but that it was not sent to the Company until November 4, 2015. Therefore, Qube must demonstrate that it continuously held stock of the Company of at least $2,000 in market value, or 1%, for at least one year as of November 4, 2015.

Qualifying ownership can be proven in one of two ways:

- The first way is to submit to the company a written statement from the "record" holder of Qube's securities (usually a broker or bank) verifying that, at the time it submitted its proposal, Qube continuously held the securities for at least one year as of November 4, 2015; or

- The second way to prove ownership applies only if Qube has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins. If Qube has filed one of these documents with the SEC, it may demonstrate its eligibility by submitting to the company a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; and Qube's written statement that it


DLA PIPER

continuously held the required number of shares for the one-year period ending with the date the written statement is submitted.

If Qube intends to demonstrate ownership using the first method listed above, please be aware that in accordance with the SEC's Staff Legal Bulletin Nos. 14F and 14G, the written statement must come from a DTC participant or its affiliate. The Depository Trust Company (DTC a/k/a Cede & Co.) is a registered clearing agency that acts as a securities depository. You can confirm whether Qube's broker or bank is a DTC participant by asking them, or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If Qube's bank or broker is not a DTC participant, you may need to satisfy the proof of ownership requirements by obtaining multiple statements, for example (1) one from Qube's bank or broker confirming its ownership and (2) another from the DTC participant confirming the bank or broker's ownership.

Furthermore, in order for your proposal to be properly submitted, Qube must also provide the proper written evidence that, at the time Qube submitted the proposal, it was authorized to submit a shareholder proposal on behalf of its clients that meet the ownership eligibility requirements. In connection with providing such evidence you should note with specificity where the authorization of Qube to submit shareholder proposals on behalf of its clients is contained in such documentation. To the extent that Qube seeks to rely on its clients' ownership of the Company's common stock to establish its own eligibility to submit the Proposal, it is our view that Qube must also provide evidence that it has sole investment power over its clients' accounts, that Qube's clients may not withdraw their shares from Qube's investment authority prior to the date of the Company's 2016 Annual Meeting of Stockholders, and that Qube therefore can represent that the shares held in those accounts will continue to be held through the date of T. Rowe's 2016 Annual Meeting of Stockholders. Qube also must demonstrate that it has an economic interest in the shares held in its clients' accounts.

In order to comply with the Rule 14a-8(f) to remedy these procedural defects, you must transmit your response to this notice of procedural defects within fourteen (14) calendar days of receiving this notice. Please address any response to me at the address above. Alternatively, you may email the response to jay.smith@dlapiper.com or to my fax number at 410.580.3266.

Please contact me if you have any questions. For your reference, I am enclosing a copy of Rule 14a-8.

Sincerely,

R.W. Smith, Jr.
DLA PIPER US LLP

EAST\115865222.1

<u>EXHIBIT C</u>

PROPONENT'S RESPONSE


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19 November 2015

R. W. Smith, Jr.
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

RE: Shareholder Proposal Submission for T. Rowe Price

Dear Mr. Smith:

Thank-you for your response to the submission of our shareholder proposal. We believe that the opportunity to dialogue with fellow shareholders is a fundamental right of ownership and a healthy mechanism to maintain transparency and accountability with management. This process also encourages shareholders to become informed and engaged. Healthy shareholder engagement is key to maintaining an efficient public market and the prevention of costly scandal(s).

In your response to our proposal, you have identified a number of technical and procedural matters that we are willing to respond to in this letter. We respectfully disagree with your position(s) and continue to assert that our submission is qualified for inclusion in the upcoming AGM proxy. We wish to also communicate disappointment with your approach. You have attempted, in our opinion, to greatly complicate the process and to create technical barriers blocking this fundamental right. Simply put, one should not require a Ph.D. in corporate law to be an engaged shareholder.

In your response you identified a number of issues as follows:

1. Rule 14a-8(b)(1) – Share Ownership. Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1% of common shares, for at least one year as of the date that the proposal is submitted, and the shareholder must

Edmonton 200 Kendall Building | 9414 91 Street NW Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7039

continue to hold those securities through the date of the annual general meeting. The shareholder must also submit a written statement that such shareholder intends to continue holding the securities through the date of the annual general meeting.

You have taken the position that our Investment Management Agreement (IMA) does not authorize us to represent our clients with regards to shareholder proposals. We disagree.

- Our Investment Management Agreement (IMA) states that we are authorized to act on behalf of our investors by offering portfolio management services and allowing us to perform these services without requiring continuous approval to do so (see page 1). A portfolio manager has a responsibility to act as a fiduciary for its clients, a duty we take seriously. This duty includes engaging with the companies we select for our clients, voting the proxies and submitting proxy proposals. If required, we welcome comment from the SEC on this.
- Further, within Qube's own household accounts, we hold the requisite share positions to fulfill this requirement and, should the SEC require it, are happy to provide explicit confirmation of this to you.
- You have asked for more explicit shareholder authorization from us. We do not believe this is necessary nor within the spirit of the regulations. Nonetheless, we are prepared to provide additional signed communication from any of our 175 investors should the SEC require it. Please note that the client does not decide if they will hold the shares through to the date of the shareholder's meeting, as they have provided us with discretionary authority to manage their positions. We have provided confirmation of this intention in our original submission.
- Custodial technical verification has been provided, from a qualified DTC participant, within the parameters required by the SEC. You are asking for an inordinate and technical expansion of this verification. Your requirements put an undo strain on our custodian and we believe create an unfair barrier to the submission of a proposal. Nonetheless, should the SEC require it, we are prepared to have our custodian generate and communicate the additional details of ownership you have requested.

I trust this has satisfied your queries. Please let me encourage you to consider another tact. The public markets require shareholder attention and engagement and, while less comfortable for management, attempting to bar this activity with endless technical requirements and brute opposition discourages the very thing we all want: healthy, stable, accountable and efficient markets. We welcome a more productive and positive approach should you consider it.

Sincerely,



Ian Quigley, MBA
Qube Investment Management Inc.
ian@qubeconsulting.ca

cc. James McRitchie, CorpGov.net
cc. Peter Chapman, Shareholder Association for Research & Education